UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2000


                            BROKAT AKTIENGESELLSCHAFT
             (Exact name of registrant as specified in its charter)


                               Industriestrasse 3
                                D-70565 Stuttgart
                           Federal Republic of Germany
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         [X]      Form 40-F        [  ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      [  ]     No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On October 2, 2000, Brokat AG announced that it had entered into a strategic cooperation arrangement in the field of mobile business with Siemens AG.

Attached and incorporated by reference in this Form 6-K is the following exhibit:

         Exhibit No.                Description


         99.1                       Press release dated October 2, 2000

The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Form 6-K or the exhibit to this Form 6-K may contain such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or future transactions, identify forward-looking statements. All forward-looking statements are based on Brokat management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Brokat is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could affect Brokat's future financial and operating results, see Brokat's other filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 filed with the Commission on September 8, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BROKAT AKTIENGESELLSCHAFT


                                   By:  /s/ Stefan Roever
                                        --------------------------------
                                        Name:   Stefan Roever
                                        Title:  Chief Executive Officer

Date: October 2, 2000

                                  EXHIBIT INDEX

         Exhibit No.                        Description
         -----------                        -----------

         99.1                       Press release dated October 2, 2000